November 7, 2017

Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities

Via EDGAR Filing

Re: MVP REIT II, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 27, 2017
Form 10-Q for the period ended June 30, 2017
Filed August 21, 2017
File No. 000-55760

Dear Ms. Sobotka:

On behalf of MVP REIT II, Inc., (the "Company") we are responding to comments received from the Commission letter dated November 7, 2017.  The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

Form 10-Q for the period ended June 30, 2017

Note N – Investment in DST, Page 25

Staff Comment

1.
Please tell us how you account for your 51% beneficial interest in MVP St. Louis Cardinal Lot, DST, including your analysis of how you determined to not consolidate this entity.  Please cite the accounting guidance upon which you relied.

Company Response

The Company conducted an analysis to conclude that the 51% investment in the MVP St. Louis Cardinal Lot, DST ("DST") should not be consolidated.  As a Delaware Statutory Trust, the entity is subject to the Variable Interest Entity ("VIE") Model under ASC 810-10.

As stated in ASC 810:  "A controlling financial interest in the VIE model requires both of the following:

a. The power to direct the activities that most significantly impact the VIE's economic performance
b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE."

As a VIE, the DST is governed in a manner similar to a limited partnership (i.e., there are trustees and there is no board) and the Company, as a beneficial owner lacks the power though voting rights or otherwis to direct the activities of the DST that most significantly impact the entity's economic performance. Specifically, the beneficial interest owners do not have the rights set forth in ASC 810-10-15-14(b)(1)(ii) – the beneficial owners can only remove the trustees if the trustees have engaged in fraud or gross negligence with respect to the trust and the beneficial owners have no substantive participating rights over the trustees.

MVP Realty Advisors ("MVP RA" or "the Advisor") is the advisor to the Company, as defined in the Amended and Restated Advisory Agreement between the Company and MVP RA.  The Company is controlled by its independent board of directors and its shareholders.  As noted in the Amended and Restated Advisory Agreement, the agreement is effective for one year to be renewed for an unlimited number of successive one-year terms, as approved by the board of directors.  The Advisory Agreement may be terminated by the board of directors at any time upon a written 60-day notice.

In addition, MVP RA is the 100% direct/indirect owner of the MVP Parking DST, LLC ("Sponsor"), the MVP St. Louis Cardinal Lot Signature Trustee, LLC ("Signature Trustee") and MVP St. Louis Cardinal Lot Master Tenant, LLC (the "Master Tenant"), who have no direct or indirect ownership in the Company.  The Signatory Trustee and the Master Tenant have the ability to direct the most significant activities of the DST.

MVP RA controls and consolidates the Signatory Trustee, the Master Tenant, and the Sponsor.  The Company concluded the Master Tenant/property management agreement exposes the Master Tenant to funding operating losses of the Trust Property.  As such that agreement should be considered a variable interest in DST (ASC 810-10-55-37 and 810-10-55-37C).  Accordingly, Advisor has a variable interest in the DST (through the master tenant/property manager) and has power over the significant activities of the DST (through the Signatory Trustee and the master tenant/property manager).  Accordingly, we believe that the Master Tenant is the primary beneficiary of DST, which is ultimately owned and controlled by the MVP RA.  As such the Company accounts for its investment under the equity method and should not consolidate their investment in the DST.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
MVP REIT II, Inc.